Skreem Entertainment Corporation
                                            11637 Orpington Street
                                            Orlando, Florida 32817

VIA FEDERAL EXPRESS

October 5, 2005

Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


To Whom It May Concern:

This letter is in response to the letter sent to us dated October 3, 2005 with comments on the Form SB-2 filed on September 19, 2005.

We will file today, through the EDGAR system, a fifth amendment to the Form SB-2 originally filed on May 4, 2005 to address comments raised in your letter.

I have enclosed three redlined copies for your convenience.

Summary

1. The summary page has been revised to state that the shares being registered for the selling shareholders is being registered for sale, not resale.

Risk Factors

2.       The Risk factor has been modified as described in the comment.

Selling Security Holders

3. The column, share amount owned before the resale offering, was unnecessary and has been deleted.

4. The table has been amended to show the result of Mr. Martin selling 100% of his shares and the corresponding footnote has been deleted.

Notes to the financial statements

5. The transaction resulting in the return of 3.5 million shares to the treasury was as follows:

An individual received 3.5 million shares of stock for compensation. The individual was to serve as the company's president, secretary, and sole director and bring all of the company's past due '34 act filings current. When it was determined that the individual was unable to fulfill this agreement, the individual voluntarily returned the 3.5 million shares of compensation.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or an person under the federal securities laws of the United States.


                                                  Sincerely,

                                                  ___/s/ Charles Camorata_____
                                                  Charles Camorata
                                                  Chief Executive Officer